SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

FOUR YEAR ADDITIONAL INSURANCE RIDER

This rider is part of the Certificate to which it attaches and is effective as of the Certificate Date.  It is part of, and subject to, the other terms and conditions of the Certificate.  If the terms of this rider and the Certificate conflict, this rider’s provisions will control.

Benefit
If the death of the Surviving Insured occurs while this rider is in force, We will pay the amount of added insurance provided by this rider (the additional death benefit). We will make payment when we receive Due Proof of the death of each Insured.

Additional Death Benefit
The additional death benefit is shown in Section 1 of this Certificate and does not change while this rider is in force.

Suicide
If either Insured commits suicide within two years after the effective date of this rider, the additional death benefit will not be payable.

Monthly Rider Cost
There is a monthly cost for this rider that is part of the Monthly Deduction made under the Certificate. The amount deducted each month is equal to the monthly rider cost of insurance rate shown in Section 1 of the Certificate, multiplied by the Additional Death Benefit amount divided by 1,000. The rider monthly cost of insurance rate is based on the Issue Age, Class and sex of the younger Insured.

Termination
This rider will terminate on the earliest of:

1.	the rider expiration date shown in Section 1 of the Certificate;
2.	the effective date of any decrease in the Certificate’s Total Face Amount that results in a Total Face Amount that is less than the Certificate’s initial Total Face Amount;
3.	the date the Certificate terminates; or
4.	the date we receive a written request from you to terminate this rider.

[Missing Graphic Reference]
[Robert C. Salipante], [President]

MSVUL-4YAIR-2007-GC NY